Document Security Systems, Inc.

200 Canal View Boulevard, Suite 300

Rochester, NY 14623

February 11, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Sherry Haywood
Mr. Edward Kelly

Re:	Document Security Systems, Inc.
Registration Statement on Form S-1
Filed January 24, 2020
File No. 333-236082

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Document Security Systems, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern time, Wednesday, February 12, 2020, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Very truly yours,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Frank D. Heuszel
Frank D. Heuszel
Chief Executive Officer and
Interim Chief Financial Officer